UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2016

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

Contacts in Santiago, Chile	April 26, 2016

Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces

Consolidated Results for the First Quarter of 2016

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter of the previous year. For a better understanding of the analysis per country, we include figures in nominal local currency.

Consolidated Sales Volume for the quarter was 213.8 million unit cases, decreasing 2.6%.

Consolidated Net Sales for the quarter amounted to Ch$459,113 million, decreasing 8.9%.

Consolidated Operating Income(1) for the quarter reached Ch$66,414 million, representing a 0.7% growth.

Consolidated EBITDA(2) decreased 2.4% reaching Ch$89,674 million during the quarter. EBITDA margin reached 19.5% an expansion of 129 basis points.

Net Income for the quarter reached Ch$33,012 million, representing an 8.5% decrease. Net margin reached 7.2% remaining flat regarding the same period of the previous year.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“This quarter’s results were positive in each of the franchises where we have operations. The focus that we put on the development of a business strategy aiming at the segmentation of clients and to maximize profitable volume, as well as the work performed on cost-containment led us to show an expansion of 129 basis points in consolidated EBITDA in the first quarter of the year. In addition to the macro-economic challenges we had to face in all our operations, the average income per unit case grew compared to the previous year, although sales volumes were affected by the weak macroeconomic conditions, and in the case of Brazil, also by unfavorable weather conditions. At the consolidated level, the devaluation of local currencies with respect to the Chilean peso had a negative impact on our results. Thus EBITDA decreased 2.4% when compared to the same period of the previous year, which is compared with a 7.1% growth considering a currency neutral basis*.

Considering the challenging macroeconomic environment we face in most of our markets, the segmentation of our commercial strategies in order to adapt to each type of client, the right portfolio of products and packaging, and its execution at the point of sale continue to be key looking forward, as well as the strict control over costs and expenses which we will continue to refine, so we can remain on the path of creating value for our clients, consumers, employees and shareholders.”

(1) Operating Income considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

*Note: Currency neutral EBITDA in the first quarter of 2016 is calculated using the same ratio of local currencies with respect to the Chilean peso as that of the first quarter of 2015. In addition, in the case of 2016 currency neutral EBITDA of Argentina is deflated by annual inflation, in order to avoid distortion resulting from high inflation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

1st Quarter 2016 vs. 1st Quarter 2015

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Argentine Peso, the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 66.7%, 36.6%, 12.4% and 21.8% respectively.  The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 32.6%, 17.7% and 7.8%, respectively.  This generated a negative accounting impact on the conversion of figures.

Consolidated Sales Volume for the quarter reached 213.8 million unit cases, decreasing 2.6% with respect to the same period of 2015, explained by a contraction in soft drink volumes, which was not able to be offset by the growth of the other categories. Additionally we recorded market share gains in our franchises in Argentina, Brazil and Paraguay.  Our Sales Volume was affected by macroeconomic factors which are negatively impacting the economies of the countries where we operate having an effect over consumption, especially in Brazil.

Net Sales reached Ch$459,113 million, an 8.9% decrease, explained by the aforementioned volume contraction and the effect upon translation of figures given the depreciation of local currencies with respect to the Chilean Peso, especially in the case of Argentina and Brazil. This was partially offset by price increases in all the franchises where we operate.

Operating Costs decreased 9.8%, which is mainly explained by the effect of translation of figures from our subsidiaries in Argentina and Brazil.  This was partially offset by the (i) the depreciation of local currencies regarding the U.S. Dollar, which has a negative effect on the value of U.S. Dollar denominated raw materials, (ii) increased sales, having a direct incidence over concentrate costs; and (iii) higher labor costs in Argentina.

Selling, General and Administrative Expenses (SG&As) decreased 11.4% mainly due to the effect of translation of figures from our subsidiaries in Argentina, Brazil and Paraguay.  This was partially offset by local inflations, particularly in Argentina, affecting most of these expenses, mainly labor costs.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$66,414 million, a 0.7% growth.  Operating Margin was 14.5%.

Consolidated EBITDA amounted to Ch$89,674 million, dropping 2.4%. EBITDA Margin was 19.5%, representing an expansion of 129 basis points

Net Income Attributable to the Controllers for the quarter was Ch$33,012 million and net margin reached 7.2%.

SUMMARY BY COUNTRY: ARGENTINA

1st Quarter 2016 vs. 1st Quarter 2015

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 66.7%, which has a negative effect over our costs in dollars. With respect to the Chilean peso it depreciated by 32.6% generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

Sales Volume for the quarter increased 0.3%, reaching 62.6 million unit cases, explained by a growth of other categories and partially offset by a contraction in soft drinks volume.  Our soft drinks market share reached 61.9 points, increasing 40 basis points with respect to same period of the previous year.

Net Sales reached Ch$136,730, an 11.3% decrease, explained by the negative effect of the depreciation of local currency regarding the reporting currency upon consolidation of figures. In local currency, Net Sales increased 31.0% explained by the implementation of price increases.

Operating Costs decreased 17.1%, mainly explained by the effect upon translation of figures. In local currency they increased 22.7% partially explained by (i) increased sales, which has a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from local inflation, and (iii) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars.

SG&A expenses decreased 8.3% in the reporting currency.  In local currency, these expenses increased 35.6%, mainly explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties.

The foregoing effects led to an Operating Income of Ch$18,237 million, a 10.2% growth. Operating Margin was 13.3%. In local currency Operating Income increased 60.6%.

EBITDA amounted to Ch$22,236 million, reflecting a 2.6% growth. EBITDA Margin was 16.3%, expanding 220 basis points regarding the previous year. On the other hand, in local currency, EBITDA increased 50.0%.

SUMMARY BY COUNTRY: BRAZIL

1st Quarter 2016 vs. 1st Quarter 2015

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Brazilian Real depreciated by 36.6% against the US Dollar, having a direct negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 17.7%, which has a significant negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

Sales Volume during the quarter reached 71.6 million unit cases, dropping 7.8%, explained by volume contractions in the soft drinks category and the juices category, which was not able to be offset by growths in the categories of waters and beer. Volumes during the quarter were influenced by macroeconomic factors and consumer trust levels that are negatively affecting the Brazilian economy and which have an impact over consumption, as well as unfavorable weather conditions. Soft drinks market share in our franchises in Brazil reached 63.7 points, 70 basis points higher regarding the same quarter of the previous year.

Net Sales reached Ch$144,092 million, a 19.4% decrease, mainly explained by the already mentioned effect upon translation of figures.  In local currency, Net Income decreased 1.1%, explained by the drop in volumes which was not able to be offset by price increases implemented during the quarter.

Operating Costs decreased 15.2% explained by the effect upon translation of figures.  In local currency Operating Costs increased 3.8% which is mainly explained by the devaluation effect of the Brazilian Real over our costs expressed in US Dollars. These effects were partially offset by lower sales volume.

SG&A Expenses decreased 27.8% in the reporting currency.  In local currency, SG&A Expenses decreased 11.6% which in part is explained by (i) lower distribution costs given the internalization of the of the production fleet and lower sales volume, and (ii) by lower marketing expenses.

The aforementioned effects led to an Operating Income of Ch$20,797 million, a 21.7% decrease.  Operating Margin was 14.4%.  In local currency, Operating Income decreased 2.3%.

EBITDA amounted to Ch$26,814 million, decreasing 21.3% with respect to the previous year. EBITDA Margin was 18.6%. In local currency EBITDA recorded a 2.3% decrease.

SUMMARY BY COUNTRY: CHILE

1st Quarter 2016 vs. 1st Quarter 2015

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Chilean Peso depreciated by 12.4% against the US Dollar, which has a negative impact over our costs expressed in US Dollars.

During the quarter, Sales Volume reached 62.8 million unit cases, representing a 0.3% decrease, explained by a reduction in the soft drinks category which was not able to be offset by the growth in the juices category. On the other hand, volume market share for soft drinks, compared to the same period of the previous year, dropped 70 basis points reaching 68.1 points during the period.

Net Sales reached Ch$142,796 million, representing a 5.3% growth, explained by increased average prices which were partially offset by the previously mentioned drop in volumes.

Operating Costs increased by 2.4%, mainly explained by (i) the depreciation of the Chilean Peso which has a negative effect over costs expressed in U.S. Dollars, essentially sugar and PET, and (ii) greater concentrate costs resulting from the implementation of price increases.  This was partially offset by (i) the lower cost in US dollars of dollarized raw materials, and (ii) the lower incidence of juices and waters resulting from the business model change of these categories.

SG&A Expenses increased 3.5%, which is mainly explained by (i) greater distribution expenses and (ii) higher labor costs, mainly resulting from inflation.

The aforementioned effects led to an Operating Income of Ch$21,594 million, 22.8% higher when compared to the previous year.  Operating Margin was 15.1%.

EBITDA reached Ch$31,786 million, an increase of 15.7%.  EBITDA Margin was 22.3%, 200 basis points higher than the previous year.

SUMMARY BY COUNTRY: PARAGUAY

1st Quarter 2016 vs. 1st Quarter 2015

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2015 variations are nominal. On average during the quarter, the Paraguayan Guaraní depreciated 21.8% with respect to the US Dollar, which has a negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 7.8%, generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

Sales Volume during the quarter reached 16.8 million unit cases, reflecting a 2.6% growth, explained by volume growths in all categories where we participate. Our volume market share for soft drinks* reached 67.9 points during the quarter, 470 basis points higher compared to the previous year.

Net Sales reached Ch$35,984 million, reflecting a 1.2% increase, explained in part by the effect upon translation of figures. In local currency Net Sales increased 9.7% explained both by greater sales volume as well as price increases implemented during the period.

Operating Costs increased 1.6% explained in part by the effect upon translation of figures.  In local currency it increased 10.2% mainly explained by (i) the depreciation of the Paraguayan Guaraní, which has a negative effect over dollarized costs and (ii) the effect of a mix shift towards products that carry a higher cost such as juices.

SG&A Expenses decreased 5.9% while in local currency they increased 2.1%.  This increase is mainly explained by higher labor costs which were partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$6,956 million, a 9.2% improvement compared to the previous year. Operating Margin was 19.3%.  In local currency Operating Income increased 18.5%.

EBITDA reached Ch$10,008 million a 2.0% growth and EBITDA Margin was 27.8%. In local currency EBITDA increased 10.7%.

*Note: Pursuant to Nielsen’s global protocol, an improvement process after a year of measurement for all new markets has been stipulated. This process involves the updating of universes and the incorporation of new variables in the projection. Therefore, making this adjustment, market share for the first quarter of 2015 was 63.2 points.

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded aCh$9,606 million expense, which is compared to a Ch$12,860 million expense for the same quarter of the previous year, mainly explained by (i) a lower indebtedness level in Argentina, (ii) the effect on translation of figures due to the depreciation of the Brazilian Real against the Chilean Peso, and (iii) greater financial income in Argentina and Brazil.

•                  Results by Investment in Related Companies account went from a Ch$920 million earning to a Ch$763 million earning, mainly due to lower earnings of equity investees in Brazil, especially Sorocaba.

•                  Other Income and Expenses account recorded a Ch$4,518 million loss compared to the Ch$5,532 million loss reported during the same quarter of the previous year.  This is mainly explained by lower taxes on bank debits in Argentina.

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$367 million loss to a Ch$1,786 million loss.  This loss is mainly explained because a large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a greater variation (0.71%) compared to that of the same quarter of the previous year (-0.02%). This was not able to be offset by the positive impact of a (i) greater net restatement of time deposits in UF in Chile and judicial deposits in Brazil, and (ii) the restatement of accounts payable in foreign currency of the subsidiaries in Argentina and Paraguay.

•                  Income Tax went from -Ch$11,842 million to -Ch$17,731 million, mainly resulting from exchange rate differences due to the appreciation of the Chilean peso against the U.S. Dollar.

BALANCE SHEET ANALYSIS

•             Total financial assets, including Cross Currency Swaps (“CCS”) amounted to US$487.2 million. Excluding the derivative effects, financial assets amounted to US$282.8 million, which are invested in short-term fixed income money markets and time deposits. In terms of currency exposure, 32.5% is denominated in UFs, 29.1% in Chilean Pesos, 17.6% in Brazilian Real, 11.5% in Paraguayan Guaraní, 5.5% in U.S. Dollars, and 3.8% in Argentine Pesos.

•             Financial debt level reached US$1,161.8 million, US$575 million of which correspond to the bond issuance on the international market, US$481.1 to the bonds in the local Chilean market and US$105.7 correspond to bank debt. Financial debt, including the CCS effect is 59.8% denominated in UFs, 39.5% in Brazilian Real, 0.4% in U.S. Dollars and 0.3% in Argentine Pesos.

•             At March 31, 2016, the Company’s Net Debt including the aforementioned CCS effect reached US$674.6 million.

RECENT EVENTS

The following resolutions were adopted at the General Shareholders’ Meeting held April 21, 2016, among others:

1.              The approval of the Annual Report, Statements of Financial Position and Financial Statements for the year 2015; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;

2.              The approval of earnings distribution and dividend payments;

3.              The approval of the presentation on Company dividend distribution policy and the distribution and payment procedures utilized;

4.              The revocation of the Board of Directors and its entire renewal, being composed of the following people:

SERIE A:	SERIE B:
Franz Aschler	Georges de Bourguignon Arndt
Juan Claro González	Mariano Rossi
Eduardo Chadwick Claro
Francisco Crespo
José De Gregorio Rebeco
Juan Andrés Fontaine Talavera
José Antonio Garcés Silva
Arturo Majlis Albala
Gonzalo Parot Palma. Independiente
Gonzalo Said Handal
Salvador Said Somavía
Susana Tonda Mitri

5.              The approval of compensation for Directors and members of the Directors’ Committee pursuant to Chilean Corporate Law and that of the members of the Audit Committee pursuant to the U.S. Sarbanes & Oxley Act; as well as the report on the activities performed during 2015, the annual report and expenses incurred by both Committees;

6.              The appointment of PricewaterhouseCoopers as the Company’s independent auditors for the year 2016;

7.              The appointment of Fitch Ratings and ICR as the Company’s local rating agencies and Fitch Ratings and Standard & Poors as the Company’s international rating agencies, for the year 2016;

8.              The approval of the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

9.              The appointment of “El Mercurio” from Santiago, as the newspaper where Company notices and shareholders’ meetings announcements should be published.

Regarding number two above, the Shareholders’ Meeting approved payment of a Final Dividend on account of 2015 Fiscal Year and an Additional dividend on account of retained earnings in the following amounts:

Final Dividend: Ch$17.0 (seventeen point zero Chilean pesos) per each Series A Shares; and Ch$18.7 (eighteen point seven Chilean pesos) per each Series B Shares. Payment of this dividend will be available beginning May 27, 2016. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Additional Dividend: Ch$17.0 (seventeen point zero Chilean pesos) per each Series A Shares; and Ch$18.7 (eighteen point seven Chilean pesos) per each Series B Shares. Payment of this additional dividend will be available beginning August 26, 2016. The Shareholders’ Registry will close on the fifth business day prior to payment date.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the First Quarter’s Results as of March 31, 2016, on Wednesday, April 27, 2016 at 10:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 311-9401 - International (outside USA) 1 (334) 323-7224 - Chile toll free: 1-230-020-1247 Access Code: 87604.  A replay of this conference call will be available until midnight (Eastern time) of May 11, 2016. To obtain the replay please dial: USA 877-919-4059 — International (Outside USA) 1 (334) 323-0140. Access Code: 10216100. The audio will be available on the Company’s website: www.koandina.com beginning Thursday, April 28, 2016.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2015 more than 4.6  billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	January-March 2016					January-March 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	62.8	71.6	62.6	16.8	213.8	63.0	77.7	62.4	16.4	219.4	-2.6%

Net sales	142,796	144,092	136,730	35,984	459,113	135,551	178,884	154,103	35,564	503,721	-8.9%
Cost of sales	(82,557)	(89,679)	(72,341)	(21,102)	(265,191)	(80,652)	(105,765)	(87,221)	(20,775)	(294,030)	-9.8%
Gross profit	60,238	54,413	64,389	14,882	193,922	54,899	73,120	66,882	14,789	209,690	-7.5%
Gross margin	42.2%	37.8%	47.1%	41.4%	42.2%	40.5%	40.9%	43.4%	41.6%	41.6%
Distribution and administrative expenses	(38,644)	(33,616)	(46,152)	(7,926)	(126,338)	(37,320)	(46,562)	(50,334)	(8,420)	(142,636)	-11.4%

Corporate expenses (2)					(1,171)					(1,111)	5.4%
Operating income (3)	21,594	20,797	18,237	6,956	66,414	17,579	26,558	16,548	6,369	65,944	0.7%
Operating margin	15.1%	14.4%	13.3%	19.3%	14.5%	13.0%	14.8%	10.7%	17.9%	13.1%
EBITDA (4)	31,786	26,814	22,236	10,008	89,674	27,465	34,073	21,667	9,809	91,903	-2.4%
EBITDA margin	22.3%	18.6%	16.3%	27.8%	19.5%	20.3%	19.0%	14.1%	27.6%	18.2%

Financial (expenses) income (net)					(9,606)					(12,860)	-25.3%
Share of (loss) profit of investments accounted for using the equity method					763					920	-17.1%
Other income (expenses) (5)					(4,518)					(5,532)	-18.3%
Results by readjustement unit and exchange rate difference					(1,786)					(367)	-386.9%

Net income before income taxes					51,267					48,106	6.6%

Income tax expense					(17,731)					(11,842)	49.7%

Net income					33,536					36,264	-7.5%

Net income attributable to non-controlling interests					(524)					(199)	162.6%
Net income attributable to equity holders of the parent					33,012					36,065	-8.5%
Net margin					7.2%					7.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					34.9					38.1
EARNINGS PER ADS					209.3					228.6	-8.5%

(1)   Total may be different from the addition of the four countries because of intercountry eliminations

(2)   Corporate expenses partially reclassified to the operations.

(3)   Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4)   EBITDA: Operating Income + Depreciation

(5)   Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, IFRS GAAP

(In nominal million US$, except earnings per share and earnings per ADS)

	Exch. Rate :	702.08				Exch. Rate :		624.64

	January-March 2016					January-March 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	62.8	71.6	62.6	16.8	213.8	63.0	77.7	62.4	16.4	219.4	-2.6%

Net sales	203.4	205.2	194.8	51.3	653.9	217.0	286.4	246.7	56.9	806.4	-18.9%
Cost of sales	(117.6)	(127.7)	(103.0)	(30.1)	(377.7)	(129.1)	(169.3)	(139.6)	(33.3)	(470.7)	-19.8%
Gross profit	85.8	77.5	91.7	21.2	276.2	87.9	117.1	107.1	23.7	335.7	-17.7%
Gross margin	42.2%	37.8%	47.1%	41.4%	42.2%	40.5%	40.9%	43.4%	41.6%	41.6%
Distribution and administrative expenses	(55.0)	(47.9)	(65.7)	(11.3)	(179.9)	(59.7)	(74.5)	(80.6)	(13.5)	(228.3)	-21.2%

Corporate expenses (2)					(1.7)					(1.8)	-6.2%
Operating income (3)	30.8	29.6	26.0	9.9	94.6	28.1	42.5	26.5	10.2	105.6	-10.4%
Operating margin	13.3%	19.3%	14.5%	13.0%	14.5%	13.0%	14.8%	10.7%	17.9%	13.1%
EBITDA (4)	45.3	38.2	31.7	14.3	127.7	44.0	54.5	34.7	15.7	147.1	-13.2%
EBITDA margin	22.3%	18.6%	16.3%	27.8%	19.5%	20.3%	19.0%	14.1%	27.6%	18.2%

Financial (expenses) income (net)					(13.7)					(20.6)	-33.5%
Share of (loss) profit of investments accounted for using the equity method					1.1					1.5	-26.2%
Other income (expenses) (5)					(6.4)					(8.9)	-27.3%
Results by readjustement unit and exchange rate difference					(2.5)					(0.6)	-333.2%

Net income before income taxes
					73.0					77.0	-5.2%

Income tax expense					(25.3)					(19.0)	33.2%

Net income					47.8					58.1	-17.7%

Net income attributable to non-controlling interests					(0.7)					(0.3)	133.6%
Net income attributable to equity holders of the parent					47.0					57.7	-18.6%
Net margin					7.2%					7.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.05					0.06
EARNINGS PER ADS					0.30					0.37	-18.6%

(1)   Total may be different from the addition of the four countries because of intercountry eliminations

(2)   Corporate expenses partially reclassified to the operations.

(3)   Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)   EBITDA: Operating Income + Depreciation

(5)   Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2016 IFRS GAAP

(In nominal local currency of each period)

	January-March 2016				January-March 2015
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	62.8	71.6	62.6	16.8	63.0	77.7	62.4	16.4

NET SALES	142,796	802	2,808	297,254	135,551	811	2,143	270,888
Cost of sales	(82,557)	(499)	(1,489)	(174,316)	(80,652)	(481)	(1,213)	(158,236)
Gross profit	60,238	303.1	1,318.7	122,939	54,899	330.3	930.0	112,652
Gross margin	42.2%	37.8%	47.0%	41.4%	40.5%	40.7%	43.4%	41.6%
Distribution and administrative expenses	(38,644)	(187.5)	(950)	(65,462)	(37,320)	(212.0)	(700.2)	(64,136)

Operating income (1)	21,594	115.7	369.0	57,477	17,579	118.3	229.8	48,516
Operating margin	15.1%	14.4%	13.1%	19.3%	13.0%	14.6%	10.7%	17.9%
EBITDA (2)	31,786	149.1	451.6	82,688	27,465	152.7	301.0	74,718
EBITDA margin	22.3%	18.6%	16.1%	27.8%	20.3%	18.8%	14.0%	27.6%

(1)   OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2)   EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million of constant 03/31/16 Chilean Pesos)

	31-03-2016	31-12-2015	31-03-2015	%Ch
ASSETS

Cash + Time deposits + market. Securit.	189,401	216,653	182,623	3.7%
Account receivables (net)	148,044	180,996	156,231	-5.2%
Inventories	134,716	133,333	149,956	-10.2%
Other current assets	13,957	16,427	11,840	17.9%
Total Current Assets	486,118	547,410	500,651	-2.9%

Property, plant and equipment	1,228,153	1,224,943	1,249,879	-1.7%
Depreciation	(601,723)	(584,413)	(584,734)	2.9%
Total Property, Plant, and Equipment	626,430	640,530	665,145	-5.8%

Investment in related companies	62,956	54,191	60,003	4.9%
Goodwill	96,876	95,836	103,917	-6.8%
Other long term assets	828,174	871,395	840,432	-1.5%
Total Other Assets	988,006	1,021,421	1,004,353	-1.6%

TOTAL ASSETS	2,100,554	2,209,361	2,170,149	-3.2%

LIABILITIES & SHAREHOLDERS’ EQUITY

Short term bank liabilities	22,358	23,991	49,975	-55.3%
Current portion of bonds payable	16,998	19,237	12,955	31.2%
Other financial liabilities	3,463	2,743	8,356	-58.6%
Trade accounts payable and notes payable	199,097	261,179	220,599	-9.7%
Other liabilities	58,309	73,424	49,521	17.7%
Total Current Liabilities	300,225	380,574	341,406	-12.1%

Long term bank liabilities	28,641	30,238	37,719	-24.1%
Bonds payable	690,370	718,004	664,604	3.9%
Other financial liabilities	17,300	17,057	19,363	-10.7%
Other long term liabilities	213,690	211,953	203,447	5.0%
Total Long Term Liabilities	950,001	977,253	925,132	2.7%

Minority interest	21,478	21,060	21,827	-1.6%

Stockholders’ Equity	828,850	830,474	881,784	-6.0%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,100,554	2,209,361	2,170,149	-3.2%

Financial Highlights
(In million of constant 03/31/16 Chilean Pesos)

	Year to Date
	31-03-2016	31-12-2015	31-03-2015
ADDITIONS TO FIXED ASSETS

Chile	9,106	50,043	10,695
Brazil	4,596	24,831	3,932
Argentina	12,087	30,056	7,057
Paraguay	1,350	7,470	1,361
	27,139	112,400	23,045

DEBT RATIOS

Financial Debt / Total Capitalization	0.48	0.49	0.47
Financial Debt / EBITDA L12M	2.48	2.57	2.60
EBITDA L12M / Interest Expense (net) L12M	6.16	5.86	4.70

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, April 26, 2016